FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos

Investor Relations Department

(56-2) 427-3581 or 427-3416

CCU ANNOUNCES APPOINTMENT OF MR. BARTEL AS NEW CFO

(Santiago, Chile, March 6th, 2004) CCU's Board of Directors was informed yesterday that Viña San Pedro's Board of Directors appointed Ricardo Reyes as VSP's new CEO. Mr. Reyes will be replaced by Ricardo Bartel, who will asume as CCU's CFO next Monday, May 10. Ricardo Bartel has held different positions at the Company since 1990 in the areas of finance, sales and distribution.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and the third player in the pisco business and recently entered the confectionary industry. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.